

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 6, 2009

Joseph C. Visconti
Director and Chief Executive Officer
ValueRich, Inc.
1804 N. Dixie Highway, Suite A
West Palm Beach, Florida 33407

> **Re:** **ValueRich, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 1-33702**

Dear Mr. Visconti:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief